SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Telephone: +852 2341-8183

VIA EDGAR

November 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Taylor Beech
Donald Field

Re:	SU Group Holdings Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 29, 2023
CIK No. 0001969863

Dear Ms. Beech:

SU Group Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 17, 2023, regarding Amendment No. 3 to Draft Registration Statement on Form F-1 (“Draft Registration Statement”) submitted to the Commission on September 29, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. The Company is live filing via Edgar a registration statement (the “Registration Statement”) revised pursuant to the comments herein with this response letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

PRC Approvals, page 7

1.	We note your disclosure that you “have not experienced denials in obtaining permissions or approvals and have complied with the applicable laws and regulations in all material respects.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. In addition, revise to clarify whether you have received all requisite permissions or approvals, as your disclosure only explicitly states that you have not received any denials.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure in the “Prospectus Summary” section on page 8 of the Registration Statement.

Risk Factors

The PRC legal system is evolving rapidly and the PRC government exerts substantial influence..., page 32

2.	We note your revised disclosure in response to comments 6 and 9. Please further revise this risk factor to remove your references to “oversight” and restore your prior “influence or discretion” language. Alternatively, explain how oversight is different in this context, or provide a more detailed description of what you mean by “oversight.”

Response to Comment No. 2: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, in the “Prospectus Summary” section on pages 1, 3, 8 and 9 and in the “Risk Factors” section on page 32 of the Registration Statement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Dave Chan Ming
Name:	Dave Chan Ming
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP